Filed by Yukon New Parent, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: Yukon New Parent, Inc.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: July 25, 2025

A MESSAGE FROM 180 DEGREE CAPITAL CORP.
WE NEED YOUR VOTE.

Dear Valued Shareholder,
Thank you for being an investor in 180 Degree Capital Corp. (Ticker: TURN). A special meeting of shareholders will be held on August 22, 2025. If you have not yet cast your important proxy vote, please help us by taking a moment to do so today. Your participation today will help us to avoid adjourning the meeting, or the expense of additional follow-up letters or phone calls. Please help us to proceed with the important business of TURN by casting your vote today so that your shares may be represented at the meeting.
PLEASE HELP US BY CASTING YOUR VOTE TODAY.
Shareholders of TURN are being asked to 1) adopt the Merger Agreement and approve the TURN Merger, 2) approve the deregistration of 180 Degree Capital as a closed-end investment company registered under the 1940 Act, 3) approve the 2025 Omnibus Incentive Plan of New Mount Logan, and 4) adjourn the 180 Degree Capital Special Meeting to a later date or dates, if necessary.
The proposals have unanimously been determined by the Board to be in the best interests of TURN and the Board recommends that shareholders vote “FOR” the proposals. The proposals are discussed in detail in the proxy materials previously sent to you. That information can be accessed at https://ir.180degreecapital.com/sec-filings or by scanning the QR code below with your mobile device.
If you have any proxy related questions, please call 800-967-5051 for assistance. Representatives are available Monday through Friday, 9 a.m. to 10 p.m. Eastern Time. If we do not hear back from you soon, we may need to follow-up with you again by mail or by phone. Please help us to proceed with the important business of the Funds by voting today.
Sincerely,

Chairman and Chief Executive Officer

HOW DO I VOTE? There are multiple convenient methods for casting your important proxy vote:

Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

Dear Shareholder:

We’ve been trying to reach you about an important matter related to your investment with 180 Degree Capital Corp., and we need your assistance. Please contact us toll-free at (800) 967-5051 between Monday–Friday, 9 A.M.–11 P.M. ET, or Saturday, 10 A.M.–6 P.M. ET. At the time of the call, please reference your investor ID listed below.

INVESTOR ID: [unique EQ identifier]                  Security ID: 68235B208
Shares Owned: [Share amount]

The call will only take a few moments of your time. We deeply appreciate your investment in the Fund. Thank you for your time and consideration.

Sincerely,
Kevin M. Rendino
Chairman and Chief Executive Officer
180 Degree Capital Corp.

OFFICIAL BUSINESS This communication relates to an investment you own in 180 Degree Capital Corp. through a broker, bank, or directly with the Fund.